August 17, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 and 811-03651)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”) on behalf of the Trust, is the Post-Effective Amendment No. 225 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on October 28, 2021. No fees are required in connection with this filing.

The Amendment relates to the Touchstone Ohio Tax-Free Bond Fund (the “Fund”), a series of the Trust. The Amendment is being filed for the purpose of reflecting changes to the Fund’s name, 80% investment policy, principal investment strategy, diversification status and sub-advisor (together, the “Fund Repurposing”). As the change to the Fund’s 80% investment policy requires shareholder approval, a special meeting of shareholders of the Fund is expected to be held on September 30, 2021, and a definitive proxy statement providing further information was filed on August 16, 2021 (Accession No.: 0000711080-21-000145). The Fund Repurposing is contingent upon shareholder approval of the change to the Fund’s 80% investment policy, and this Amendment reflects the changes related to the Fund Repurposing as if Fund shareholders have voted to approve the change to the Fund’s 80% investment policy. In the event shareholders do not approve this change, the Trust will withdraw the 485(a) filing and the Fund Repurposing will not occur.

Please direct any comments or questions concerning the foregoing to the undersigned at (513) 357-6029 or Abigail Hemnes, Esq. of K&L Gates LLP at (617) 951-9053.

Best regards,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel